FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

OMB APPROVAL

OMB Number: 3235-0287

Expires: January 31, 2005

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Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Putnam John Stephen	**Raymond James Financial (RJF)**	__X__ Director _____ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year	_____. Officer (give title below) _____ Other (specify below)
880 Carillon Parkway		**January 3, 2003**	
(Street)		5. If Amendment Date of Original	7. Individual or Joint/Group Filing (Check Applicable Line)
St. Petersburg FL 33716		(Month/Day/Year)	**X** Form filed by One Reporting Person
(City) (State) (ZIP)			___ Form filed by More than One Reporting Person

Table I — Non Derivative Securities Acquired, Disposed of , or beneficially Owned

1. Title of Security (Instr. 3)	2. Trans-action Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at Following Reported Transactions (Instr. 3 and 4)	6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner-ship (Instr. 4)
Raymond James Financial, Inc. (RJF)			Code	V	Amount	(A) or (D)	Price			
RJF Common Stock								**132,599**	**D**	
RJF Common Stock								**12,639***	**I**	**ESOP**

* Includes number of shares acquired under ESOP through 12/2002

(Over)

SEC 1474 (7-96)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

FORM 4 (continued)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3.A Deemed Execution Date if any (Month/Day/Y)	4. Transaction Code (Instr. 8)		5. Number or Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of derivative Security (Instr. 5)	9. Number of derivative Securities Beneficially Owned at End of deriv-Month (Instr. 4)	10. Ownership Form of Security Direct (D) or Indirect (I) Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount Number of Shares				
Employee Stock Option (Right to buy)								11/18/02	01/18/03	Common stock	2,700	22.1667			
Employee Stock Option (Right to buy)								Current-11/18/02	01/18/03	Common stock	6,300	22.1667			
Employee Stock Option (Right to buy)								11/18/02-11/18/04	01/18/05	Common stock	6,000	20.0625			
Employee Stock Option (Right to buy)								11/28/04	01/28/07	Common stock	4,036	32.0000			
Employee Stock Option (Right to buy)								11/28/04-11/28/06	01/28/07	Common stock	5,964	32.0000	25,000	D	
Call Options (obligation to sell)								8/12/03	08/12/03	Common stock	#####	-	1	D	
Put Options (right to buy)								8/12/03	08/12/03	Common stock	#####	-	1	D	

Explanation of Responses:

/S/ JOHN S. PUTNAM   1/3/2003
**Signature of Reporting Person   Date

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